STATEMENT OF INVESTMENTS
Dreyfus Lifetime Portfolios, Inc.: Growth Portfolio
June 30, 2008 (Unaudited)

Common Stocks--71.7%	Shares	Value ($)
Consumer Discretionary--7.3%		
AutoZone	875 a	105,883
CBS, Cl. B	12,800	249,472
Coach	7,950 a	229,596
Deckers Outdoor	700 a	97,440
Dollar Tree	3,000 a	98,070
Hasbro	4,525	161,633
Marvel Entertainment	4,825 a	155,076
McDonald's	6,275	352,781
Newell Rubbermaid	4,600	77,234
NVR	200 a	100,016
Priceline.com	700 a,b	80,822
Viacom, Cl. B	2,275 a	69,479
Walt Disney	5,625	175,500
Weight Watchers International	2,200	78,342
		2,031,344
Consumer Staples--9.1%		
Altria Group	2,200	45,232
Avon Products	2,900	104,458
BJ's Wholesale Club	3,400 a	131,580
Coca-Cola Enterprises	12,400	214,520
Herbalife	3,225	124,968
Kimberly-Clark	5,200	310,856
PepsiCo	2,625	166,924
Philip Morris International	6,125	302,514
Procter & Gamble	5,800	352,698
Reynolds American	4,325	201,848
Sara Lee	6,100	74,725
Wal-Mart Stores	8,950	502,990
		2,533,313
Energy--10.9%		
Chevron	4,925	488,215
Cimarex Energy	1,500	104,505
ConocoPhillips	5,075	479,029
Exxon Mobil	9,675	852,657
Hess	975	123,035
Nexen	3,400	135,150
Occidental Petroleum	2,725	244,869
Patterson-UTI Energy	4,200	151,368
Stone Energy	2,000 a	131,820
Unit	2,600 a	215,722
Valero Energy	3,000	123,540
		3,049,910
Financial--9.4%		
Aflac	3,825	240,210
American International Group	2,225	58,873
AON	3,950	181,463
Bank of America	4,425	105,624
Chubb	4,025	197,265
Citigroup	3,425	57,403
Deutsche Bank	875	74,681
Federated Investors, Cl. B	2,925	100,678
Goldman Sachs Group	850	148,665

Hudson City Bancorp	11,500	191,820
IntercontinentalExchange	1,175 a	133,950
JPMorgan Chase & Co.	6,000	205,860
MetLife	2,625	138,521
Northern Trust	1,575	107,998
Nymex Holdings	975	82,368
NYSE Euronext	1,900	96,254
ProLogis	2,000	108,700
Public Storage	975	78,770
State Street	2,050	131,180
TD Ameritrade Holding	6,100 a	110,349
Waddell & Reed Financial, Cl. A	2,425	84,899
		2,635,531
Health Care--7.7%		
Alcon	650	105,813
Amgen	4,700 a	221,652
Becton, Dickinson & Co.	1,525	123,982
Bristol-Myers Squibb	10,500	215,565
CIGNA	2,725	96,437
Eli Lilly & Co.	2,200	101,552
Endo Pharmaceuticals Holdings	5,900 a	142,721
Forest Laboratories	2,275 a	79,034
Humana	1,050 a	41,759
Johnson & Johnson	1,100	70,774
Medtronic	2,050	106,088
Merck & Co.	5,900	222,371
Pfizer	19,400	338,918
UnitedHealth Group	3,350	87,938
WellPoint	1,500 a	71,490
Wyeth	2,725	130,691
		2,156,785
Industrial--7.6%		
Boeing	2,200	144,584
Burlington Northern Santa Fe	900	89,901
Caterpillar	2,000	147,640
CSX	3,175	199,421
Dover	2,000	96,740
Emerson Electric	2,400	118,680
Fluor	900	167,472
General Dynamics	1,900	159,980
General Electric	8,575	228,867
Honeywell International	3,000	150,840
Lockheed Martin	1,425	140,591
Northrop Grumman	1,375	91,988
Parker Hannifin	2,000	142,640
United Technologies	3,825	236,003
		2,115,347
Information Technology--10.8%		
Accenture, Cl. A	6,200	252,464
Apple	925 a	154,882
Applied Materials	10,475	199,967
Cisco Systems	7,025 a	163,401
Dell	5,400 a	118,152
Google, Cl. A	450 a	236,889
Hewlett-Packard	2,275	100,578
International Business Machines	3,025	358,553
Lexmark International, Cl. A	2,175 a	72,710
MasterCard, Cl. A	575	152,674
Microsoft	14,275	392,705

Nokia, ADR	5,025	123,113
Novell	15,675 a	92,326
QLogic	7,875 a	114,896
QUALCOMM	2,000	88,740
Texas Instruments	10,125	285,120
Western Union	5,050	124,836
		3,032,006
Materials--3.4%		
Freeport-McMoRan Copper & Gold	1,050	123,050
Methanex	2,900	81,258
Monsanto	1,850	233,914
Nucor	2,700	201,609
Sigma-Aldrich	1,775	95,602
United States Steel	1,200	221,736
		957,169
Telecommunication Services--2.4%		
AT & T	8,325	280,469
Millicom International Cellular	700	72,450
Rogers Communications, Cl. B	2,075	80,220
Verizon Communications	2,900	102,660
Windstream	10,825	133,581
		669,380
Utilities--3.1%		
Edison International	3,600	184,968
Mirant	4,250 a	166,388
Nicor	3,200	136,288
PG & E	4,700	186,543
Sempra Energy	3,475	196,164
		870,351
Total Common Stocks		
(cost $18,861,030)		**20,051,136**

	Principal Amount ($)	Value ($)
Short-Term Investments--3.6%		
U.S. Treasury Bills;		
1.81%, 8/21/08		
(cost $997,436)	1,000,000 c	**997,563**

	Shares	Value ($)
Other Investment--27.2%		
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $7,609,000)	7,609,000 d	**7,609,000**

Investment of Cash Collateral for Securities Loaned--.3%		
Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Fund		
(cost $80,640)	80,640 d	**80,640**

Total Investments (cost $27,548,106)	102.8%	28,738,339
Liabilities, Less Cash and Receivables	(2.8%)	(790,180)
Net Assets	100.0%	27,948,159

ADR - American Depository Receipts

a   Non-income producing security.

b   All or a portion of this security is on loan. At June 30, 2008, the total market value of the portfolio's security on loan is
    $72,740 and the total market value of the collateral held by the portfolio is $80,640.

c All or partially held by a broker as collateral for open financial futures positions.
d Investment in affiliated money market mutual fund.

At June 30, 2008, the aggregate cost of investment securities for income tax purposes was $27,548,106.
Net unrealized appreciation on investments was $1,190,233 of which $2,828,487 related to appreciated investment securities and $1,638,254 related to depreciated investment securities.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF FINANCIAL FUTURES
June 30, 2008 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation/ (Depreciation) at 6/30/2008 ($)
Financial Futures Long				
CAC 40	2	140,945	September 2008	(7,341)
DJ Euro Stoxx 50	26	1,383,632	September 2008	(73,710)
FTSE 100	10	1,124,988	September 2008	(35,456)
Hang Seng	1	141,845	July 2008	(3,566)
Russell 2000	14	4,841,900	September 2008	(209,370)
SPI ASX 200 Index	2	248,914	September 2008	(8,682)
Topix	7	869,191	September 2008	(54,284)
				(392,409)

STATEMENT OF INVESTMENTS

Dreyfus Lifetime Portfolios, Inc.: Income Portfolio

June 30, 2008 (Unaudited)

Bonds and Notes--69.6%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Banks--6.4%				
Bank of America,				
Sub. Notes	5.30	3/15/17	35,000	32,183
Bank One,				
Sub. Notes	5.90	11/15/11	40,000	40,783
Citigroup,				
Sub. Notes	5.50	2/15/17	45,000	41,106
Deutsche Bank Financial,				
Notes	5.38	3/2/15	55,000	53,457
European Investment Bank,				
Notes	3.13	7/15/11	50,000	49,575
HSBC Holdings,				
Sub. Notes	5.25	12/12/12	95,000	95,088
KFW,				
Gov't Gtd. Bonds	4.63	1/20/11	140,000	142,909
KFW,				
Gov't Gtd. Notes	4.75	5/15/12	40,000	41,490
Rentenbank,				
Govt. Gtd. Bonds	5.13	2/1/17	35,000	36,660
Royal Bank of Scotland Group,				
Sub. Notes	6.38	2/1/11	110,000	112,806
Sanwa Finance Aruba,				
Bank Gtd. Notes	8.35	7/15/09	100,000	103,663
SMBC International Finance,				
Gtd. Notes	8.50	6/15/09	150,000	155,897
Swedish Export Credit,				
Sr. Unscd. Bonds	5.13	3/1/17	20,000	20,593
Wachovia,				
Sub. Notes	5.63	10/15/16	40,000	36,429
Wachovia,				
Sr. Unscd. Notes	5.75	6/15/17	20,000	18,476
Wachovia,				
Notes	5.75	2/1/18	30,000	27,391
				1,008,506
Chemicals--.6%				
Dow Chemical,				
Sr. Unscd. Notes	6.13	2/1/11	50,000	51,674
Monsanto,				
Sr. Unscd. Notes	7.38	8/15/12	35,000	38,582
				90,256
Diversified Financial Services--7.1%				
American International Group,				
Sr. Unscd. Notes	4.25	5/15/13	35,000 a	32,173
AXA Financial,				
Unscd. Notes	7.75	8/1/10	75,000	79,112
Bear Stearns,				
Sr. Unscd. Notes	7.25	2/1/18	20,000	20,907
Capital One Financial,				
Sr. Unscd. Notes	6.75	9/15/17	20,000	19,850
CIT Group,				
Sr. Unscd, Notes	5.13	9/30/14	40,000	28,685
Citigroup,				
Sr. Unscd. Notes	5.30	1/7/16	45,000	42,079

Citigroup,				
Sr. Unscd. Notes	6.00	2/21/12	70,000	70,623
Diageo Capital,				
Gtd. Notes	5.75	10/23/17	45,000	44,493
European Investment Bank,				
Sr. Unscd. Bonds	5.13	9/13/16	30,000	31,580
General Electric Capital,				
Sr. Unscd. Notes	5.40	2/15/17	35,000	34,030
General Electric Capital,				
Sr. Unscd. Notes, Ser. A	5.45	1/15/13	45,000	45,984
General Electric Capital,				
Sr. Unscd. Notes	5.63	5/1/18	15,000	14,533
Goldman Sachs Group,				
Sr. Unscd. Notes	5.35	1/15/16	35,000	33,372
Goldman Sachs Group,				
Sub. Notes	5.63	1/15/17	15,000	13,921
Goldman Sachs Group,				
Sr. Unscd. Notes	5.95	1/18/18	50,000	48,084
Goldman Sachs Group,				
Sr. Unscd. Notes	6.60	1/15/12	50,000	51,454
HSBC Finance,				
Sr. Unscd. Notes	5.00	6/30/15	45,000	42,597
HSBC Finance,				
Sr. Unscd. Notes	6.38	11/27/12	30,000	30,791
International Lease Finance,				
Sr. Unscd. Notes	5.00	4/15/10	130,000	126,070
Jefferies Group,				
Sr. Unscd. Notes	7.75	3/15/12	25,000	25,241
JPMorgan Chase & Co.,				
Sr. Notes	6.00	1/15/18	50,000	48,794
Lehman Brothers Holdings,				
Sr. Unscd. Notes	5.63	1/24/13	30,000	28,423
Lehman Brothers Holdings,				
Sub. Notes	6.50	7/19/17	30,000	27,800
Merrill Lynch & Co.,				
Sub. Notes	6.05	5/16/16	50,000	46,195
Merrill Lynch & Co.,				
Notes	6.88	4/25/18	30,000	28,602
National Rural Utilities				
Cooperative Finance, Coll.				
Trust Notes	4.38	10/1/10	35,000	35,244
Prudential Financial,				
Sr. Unscd. Notes	5.50	3/15/16	40,000	39,092
Travelers Cos.,				
Jr. Sub. Bonds	6.25	3/15/37	15,000 a	12,908
Washington Mutual,				
Sr. Unscd. Notes	5.25	9/15/17	35,000	26,470
				1,129,107
Electric Utilities--1.3%				
Centerpoint Energy,				
Sr. Unscd. Notes	5.95	2/1/17	15,000	14,224
Commonwealth Edison,				
First Mortgage Bonds	5.80	3/15/18	15,000	14,669
Dominion Resources,				
Sr. Unscd. Notes	4.75	12/15/10	35,000	35,244
Florida Power,				
First Mortgage Bonds	5.10	12/1/15	50,000	49,775
Hydro Quebec,				
Gov't Gtd. Debs., Ser. JL	6.30	5/11/11	30,000	31,930

Ohio Power,				
Sr. Unscd. Notes, Ser. K	6.00	6/1/16	40,000	39,742
Virginia Electric and Power,				
Sr. Unscd. Notes, Ser. A	4.75	3/1/13	25,000	24,628
				210,212
Food & Beverages--1.1%				
Bottling Group,				
Sr. Unscd. Notes	5.50	4/1/16	29,000	29,172
Conagra Foods,				
Sr. Unscd. Notes	7.88	9/15/10	55,000	58,169
General Mills,				
Sr. Unscd. Notes	5.70	2/15/17	35,000	34,751
Sara Lee,				
Sr. Unscd. Notes	6.25	9/15/11	50,000	51,227
				173,319
Foreign/Governmental--2.0%				
European Investment Bank,				
Sr. Unscd. Notes	4.63	5/15/14	35,000	36,057
Export-Import Bank of Korea,				
Unscd. Bonds	5.13	3/16/15	95,000	87,920
Federal Republic of Brazil,				
Unsub. Notes	8.00	1/15/18	35,000	38,955
International Bank for				
Reconstruction & Development,				
Notes	3.63	5/21/13	80,000	78,927
Province of Manitoba Canada,				
Debs., Ser. FH	4.90	12/6/16	25,000	25,636
Province of Ontario Canada,				
Sr. Unscd. Notes	4.50	2/3/15	20,000	19,985
United Mexican States,				
Sr. Unscd. Notes	5.63	1/15/17	34,000 b	34,442
				321,922
Health Care--.8%				
Abbott Laboratories,				
Sr. Unscd. Notes	4.35	3/15/14	60,000	58,459
Astrazeneca,				
Sr. Unscd. Notes	5.90	9/15/17	25,000	25,670
Baxter International,				
Sr. Unscd. Notes	4.63	3/15/15	15,000	14,294
Medco Health Solutions I,				
Sr. Unscd. Notes	7.13	3/15/18	15,000	15,605
Wyeth,				
Sr. Unscd. Notes	5.50	2/15/16	15,000	15,099
				129,127
Industrial--1.7%				
Alcoa,				
Sr. Unscd. Notes	5.55	2/1/17	40,000	37,516
Cox Communications,				
Sr. Unscd. Notes	5.45	12/15/14	25,000	24,056
CRH America,				
Gtd. Notes	5.30	10/15/13	25,000	23,293
Daimler Finance North America,				
Gtd. Notes	8.00	6/15/10	50,000	53,159
General Dynamics,				
Gtd. Notes	5.38	8/15/15	25,000	25,636
General Electric,				
Sr. Unscd. Notes	5.00	2/1/13	35,000	35,288
Honeywell International,				
Sr. Unscd. Notes	5.30	3/1/18	15,000	14,804

United Technologies, Sr. Unscd. Notes	7.13	11/15/10	50,000	53,937
				267,689
Media--.9%				
Comcast, Gtd. Notes	4.95	6/15/16	35,000	32,279
News America, Gtd. Debs.	7.25	5/18/18	15,000	15,995
Time Warner Entertainment, Gtd. Notes	8.88	10/1/12	45,000	49,230
Viacom, Sr. Unscd. Notes	6.25	4/30/16	50,000	48,367
				145,871
Oil & Gas--1.2%				
Canadian National Resources, Sr. Unscd. Notes	5.15	2/1/13	25,000	25,069
ConocoPhillips Canada Funding, Gtd. Notes	5.63	10/15/16	10,000	10,205
El Paso Natural Gas, Sr. Unscd. Notes	5.95	4/15/17	50,000	48,497
Kinder Morgan Energy Partners, Sr. Unscd. Notes	7.13	3/15/12	40,000	41,790
PC Financial Partnership, Gtd. Notes	5.00	11/15/14	25,000	23,624
Petrobras International Finance, Gtd. Notes	5.88	3/1/18	10,000	9,669
Transocean, Sr. Unscd. Notes	6.00	3/15/18	25,000	25,083
				183,937
Property & Casualty Insurance--.2%				
Allstate, Sr. Unscd. Notes	5.00	8/15/14	20,000 b	19,739
Berkshire Hathaway Finance, Gtd. Notes	4.85	1/15/15	20,000	19,727
				39,466
Real Estate Investment Trusts--1.4%				
Brookfield Asset Management, Sr. Unscd. Notes	7.13	6/15/12	100,000	101,066
ERP Operating, Sr. Unscd. Notes	6.63	3/15/12	40,000	40,656
HCP, Sr. Unscd. Notes	6.00	1/30/17	25,000	21,549
Prologis, Sr. Unscd. Notes	5.63	11/15/15	55,000	51,748
				215,019
Retail--1.8%				
Lowe's Companies, Sr. Unscd. Notes	6.10	9/15/17	20,000	20,354
Macy's Retail Holdings, Gtd. Notes	6.63	4/1/11	50,000	49,361
Nordstrom, Sr. Unscd. Notes	5.63	1/15/09	200,000	201,958
Wal-Mart Stores, Sr. Unscd. Notes	5.80	2/15/18	20,000	20,746
				292,419
Technology--1.0%				
Electronic Data Systems, Sr. Unscd. Notes, Ser. B	6.50	8/1/13	55,000 a	56,549
International Business Machines,				

Sr. Unscd. Notes	4.75	11/29/12	85,000	86,261
Oracle,				
Sr. Unscd. Notes	5.75	4/15/18	20,000	20,020
				162,830
Telecommunications--1.2%				
AT&T,				
Sr. Unscd. Notes	5.10	9/15/14	35,000	34,355
AT&T,				
Sr. Unscd. Bonds	5.50	2/1/18	15,000	14,562
Deutsche Telekom International				
Finance, Gtd. Bonds	8.50	6/15/10	30,000 a	31,751
Telecom Italia Capital,				
Gtd. Notes	4.95	9/30/14	30,000	27,494
Verizon New England,				
Sr. Unscd. Notes, Ser. C	4.75	10/1/13	25,000	24,032
Verizon New Jersey,				
Sr. Unscd. Bonds, Ser. A	5.88	1/17/12	30,000	30,442
Vodafone Group,				
Sr. Unscd. Notes	5.63	2/27/17	30,000	28,947
				191,583
Transportation--.3%				
CSX,				
Sr. Unscd. Notes	6.25	3/15/18	25,000	24,109
Union Pacific,				
Sr. Unscd. Notes	6.50	4/15/12	25,000	26,156
				50,265
U.S. Government Agencies--13.5%				
Federal Farm Credit Bank,				
Bonds	5.13	8/25/16	25,000	25,841
Federal Farm Credit Banks,				
Bonds	4.88	1/17/17	25,000	25,413
Federal Home Loan Banks,				
Bonds	3.75	8/18/09	220,000	222,117
Federal Home Loan Banks,				
Bonds, Ser. 567	4.38	9/17/10	75,000	76,706
Federal Home Loan Banks,				
Bonds, Ser. 363	4.50	11/15/12	95,000	96,891
Federal Home Loan Banks,				
Bonds, Ser. 432	4.50	9/16/13	50,000	50,746
Federal Home Loan Banks,				
Bonds	4.63	2/18/11	85,000	88,086
Federal Home Loan Banks,				
Bonds	4.75	12/16/16	50,000	50,371
Federal Home Loan Banks,				
Bonds, Ser. VB15	5.00	12/21/15	35,000	36,099
Federal Home Loan Mortgage Corp.,				
Notes	4.38	7/17/15	50,000	49,759
Federal Home Loan Mortgage Corp.,				
Notes	4.50	1/15/13	75,000	76,447
Federal Home Loan Mortgage Corp.,				
Notes	4.50	1/15/14	55,000	55,732
Federal Home Loan Mortgage Corp.,				
Notes	4.88	11/15/13	10,000	10,302
Federal Home Loan Mortgage Corp.,				
Notes	5.00	7/15/14	60,000	62,179
Federal Home Loan Mortgage Corp.,				
Notes	5.25	7/18/11	100,000	104,748
Federal Home Loan Mortgage Corp.,				
Notes	5.63	3/15/11	120,000	126,531

Federal Home Loan Mortgage Corp., Notes	5.75	3/15/09	60,000	61,227
Federal Home Loan Mortgage Corp., Notes	5.75	1/15/12	90,000	95,605
Federal Home Loan Mortgage Corp., Notes	7.00	3/15/10	150,000	159,797
Federal National Mortgage Association, Notes	4.38	9/15/12	50,000	50,865
Federal National Mortgage Association, Notes	4.38	10/15/15	70,000	69,547
Federal National Mortgage Association, Notes	4.63	10/15/13	35,000	35,720
Federal National Mortgage Association, Notes	5.38	6/12/17	75,000	78,541
Federal National Mortgage Association, Notes	6.13	3/15/12	115,000	123,725
Federal National Mortgage Association, Sub. Notes	6.25	2/1/11	40,000	41,967
Federal National Mortgage Association, Notes	6.63	9/15/09	205,000	213,960
Federal National Mortgage Association, Notes	6.63	11/15/10	40,000	42,982
				2,131,904
U.S. Government Securities--27.1%				
U.S. Treasury Bonds	7.25	5/15/16	130,000 b	159,768
U.S. Treasury Bonds	8.75	5/15/17	135,000 b	181,923
U.S. Treasury Bonds	12.50	8/15/14	50,000	55,363
U.S. Treasury Notes	3.38	10/15/09	170,000 b	172,351
U.S. Treasury Notes	3.50	2/15/10	210,000 b	213,609
U.S. Treasury Notes	3.50	2/15/18	40,000 b	38,516
U.S. Treasury Notes	3.63	7/15/09	220,000	223,008
U.S. Treasury Notes	3.63	1/15/10	260,000 b	264,997
U.S. Treasury Notes	3.63	5/15/13	105,000	106,567
U.S. Treasury Notes	3.88	7/15/10	300,000	307,641
U.S. Treasury Notes	3.88	2/15/13	215,000 b	220,442
U.S. Treasury Notes	4.00	3/15/10	155,000 b	159,008
U.S. Treasury Notes	4.25	8/15/13	210,000 b	219,155
U.S. Treasury Notes	4.25	11/15/13	65,000 b	67,854
U.S. Treasury Notes	4.25	8/15/14	155,000	161,987
U.S. Treasury Notes	4.25	8/15/15	225,000 b	233,842
U.S. Treasury Notes	4.25	11/15/17	125,000 b	127,725
U.S. Treasury Notes	4.50	3/31/12	200,000 b	209,578
U.S. Treasury Notes	4.50	4/30/12	210,000 b	220,205
U.S. Treasury Notes	4.50	2/15/16	15,000 b	15,784
U.S. Treasury Notes	4.63	2/29/12	70,000 b	73,653
U.S. Treasury Notes	4.63	11/15/16	205,000 b	216,291
U.S. Treasury Notes	4.75	3/31/11	325,000 b	341,123
U.S. Treasury Notes	4.75	5/31/12	120,000 b	126,928
U.S. Treasury Notes	5.00	2/15/11	165,000	174,294
				4,291,612
Total Bonds and Notes (cost $11,086,507)				**11,035,044**

Short-Term Investments--3.1%	Principal Amount ($)	Value ($)
U.S. Treasury Bills 1.81%, 8/21/08 (cost $498,718)	500,000 c	**498,782**

Other Investment--27.5%	Shares	Value ($)

Registered Investment Company;

Dreyfus Institutional Preferred
    Plus Money Market Fund
    (cost $4,372,000)   4,372,000 d   **4,372,000**

Investment of Cash Collateral for
Securities Loaned--19.2%

Registered Investment Company;		

Dreyfus Institutional Cash
    Advantage Fund
    (cost $3,041,875)   3,041,875 d   **3,041,875**

Total Investments (cost $18,999,100)	**119.4%**	**18,947,701**
Liabilities, Less Cash and Receivables	**(19.4%)**	**(3,075,817)**
Net Assets	**100.0%**	**15,871,884**

a   Variable rate security--interest rate subject to periodic change.

b   All or a portion of these securities are on loan. At June 30, 2008, the total market value of the portfolio's securities on
      loan is $2,976,542 and the total market value of the collateral held by the portfolio is $3,041,875.

c   All or partially held by a broker as collateral for open financial futures positions.

d   Investment in affiliated money market mutual fund.

At June 30, 2008, the aggregate cost of investment securities for income tax purposes was $18,999,100.
Net unrealized depreciation on investments was $51,399 of which $161,595 related to appreciated investment securities
and $212,994 related to depreciated investment securities.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual
and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF FINANCIAL FUTURES
June 30, 2008 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation/ (Depreciation) at 6/30/2008 ($)
Financial Futures Long				
Standard & Poor's 500	11	3,523,025	September 2008	**(232,568)**

STATEMENT OF INVESTMENTS
Dreyfus Lifetime Portfolios, Inc.: Growth & Income Portfolio
June 30, 2008 (Unaudited)

Common Stocks--48.3%	Shares	Value ($)
Consumer Discretionary--4.5%		
AutoZone	1,475 a	178,490
Coach	21,883 a	631,981
Deckers Outdoor	1,175 a	163,560
Dollar Tree	7,600 a	248,444
Family Dollar Stores	15,826	315,570
Gap	25,581	426,435
Hasbro	7,000	250,040
International Game Technology	6,587	164,543
Limited Brands	12,926	217,803
Marvel Entertainment	7,450 a	239,443
McDonald's	9,700	545,334
Newell Rubbermaid	7,075	118,789
News, Cl. A	9,800	147,392
NVR	200 a	100,016
Omnicom Group	6,924	310,749
Priceline.com	1,175 a,b	135,666
Viacom, Cl. B	3,575 a	109,181
Walt Disney	11,689	364,697
Weight Watchers International	3,525	125,525
		4,793,658
Consumer Staples--5.6%		
Altria Group	3,525	72,474
Avon Products	11,084	399,246
BJ's Wholesale Club	8,600 a	332,820
Coca-Cola Enterprises	23,800	411,740
Colgate-Palmolive	1,442	99,642
Dean Foods	17,882 a	350,845
Estee Lauder, Cl. A	6,026	279,908
Herbalife	5,000	193,750
Kraft Foods, Cl. A	13,586	386,522
PepsiCo	4,125	262,309
Philip Morris International	16,886	834,000
Procter & Gamble	13,234	804,760
Reynolds American	6,475	302,188
Sara Lee	9,625	117,906
Wal-Mart Stores	19,707	1,107,533
		5,955,643
Energy--7.6%		
Chevron	11,580	1,147,925
Cimarex Energy	3,700	257,779
ConocoPhillips	11,450	1,080,766
Exxon Mobil	25,704	2,265,293
Halliburton	11,230	595,976
Hess	1,475	186,130
Marathon Oil	5,500	285,285
Nabors Industries	6,556 a,b	322,752
National Oilwell Varco	2,250 a	199,620
Nexen	6,600	262,350
Occidental Petroleum	5,100	458,286
Ultra Petroleum	5,886 a	578,005
Unit	2,300 a	190,831
Valero Energy	4,800	197,664
		8,028,662
Exchange Traded Funds--.5%		
Standard & Poor's Depository		
Receipts (Tr. Ser. 1)	4,505 b	**576,550**

Financial--5.8%

Aflac	5,700	357,960
American International Group	3,525	93,272
AON	6,000	275,640
Assurant	6,064	399,981
Bank of America	6,975	166,493
Charles Schwab	28,493	585,246
Chubb	6,375	312,439
Citigroup	5,600	93,856
Deutsche Bank	1,375	117,356
Federated Investors, Cl. B	4,525	155,751
Goldman Sachs Group	2,227	389,502
Hudson City Bancorp	17,450	291,066
IntercontinentalExchange	1,775 a	202,350
Janus Capital Group	11,023	291,779
JPMorgan Chase & Co.	16,417	563,267
MetLife	4,025	212,399
Northern Trust	2,350	161,140
Nymex Holdings	1,475	124,608
NYSE Euronext	2,850	144,381
ProLogis	2,850	154,898
Public Storage	1,375	111,086
State Street	3,225	206,368
TD Ameritrade Holding	9,625 a	174,116
Unum Group	23,297	476,424
Waddell & Reed Financial, Cl. A	3,700	129,537
		6,190,915

Health Care--5.9%

Alcon	975	158,720
Allergan	6,024	313,549
Amgen	7,250 a	341,910
Becton, Dickinson & Co.	2,450	199,185
Bristol-Myers Squibb	16,000	328,480
CIGNA	4,325	153,062
Eli Lilly & Co.	3,325	153,482
Endo Pharmaceuticals Holdings	9,125 a	220,734
Forest Laboratories	3,250 a	112,905
Gilead Sciences	9,583 a	507,419
Humana	1,575 a	62,637
Johnson & Johnson	5,931	381,600
Laboratory Corp. of America Holdings	3,078 a	214,321
Medtronic	2,950	152,663
Merck & Co.	16,359	616,571
Pfizer	30,200	527,594
Pharmaceutical Product Development	7,564	324,496
Thermo Fisher Scientific	11,160 a	621,947
UnitedHealth Group	5,300	139,125
WellPoint	2,350 a	112,001
Wyeth	12,193	584,776
		6,227,177

Industrial--4.5%

Acuity Brands	4,125	198,330
Boeing	2,922	192,034
CSX	4,700	295,207
Cummins	1,675	109,746
Deere & Co.	5,268	379,981
Dover	7,150	345,845
Emerson Electric	6,100	301,645
FedEx	2,369	186,653
General Electric	24,386	650,862
Honeywell International	7,500	377,100
Lockheed Martin	2,250	221,985

Northrop Grumman			2,075	138,818
Parker Hannifin			2,750	196,130
Raytheon			7,850	441,798
Tyco International			3,225	129,129
Union Pacific			3,570	269,535
United Technologies			5,975	368,658
				4,803,456
Information Technology--8.5%				
Accenture, Cl. A			9,700	394,984
Akamai Technologies			11,414 a,b	397,093
Apple			4,070 a	681,481
Applied Materials			16,375	312,599
Cisco Systems			21,729 a	505,417
Corning			12,172	280,564
Dell			8,450 a	184,886
EMC			24,761 a	363,739
Google, Cl. A			1,732 a	911,759
Hewlett-Packard			3,625	160,261
Intel			21,481	461,412
International Business Machines			4,600	545,238
Lexmark International, Cl. A			3,325 a	111,155
MasterCard, Cl. A			875	232,330
Microsoft			60,202	1,656,157
Nokia, ADR			8,050	197,225
Novell			24,425 a	143,863
Oracle			16,226 a	340,746
QLogic			12,250 a	178,728
QUALCOMM			6,220	275,981
Texas Instruments			15,850	446,336
Visa, Cl. A			860	69,927
Western Union			7,850	194,052
				9,045,933
Materials--2.3%				
Allegheny Technologies			4,404	261,069
Freeport-McMoRan Copper & Gold			4,855	568,957
Methanex			4,350	121,887
Monsanto			5,021	634,855
Nucor			2,250	168,008
Potash of Saskatchewan			687	157,028
Sigma-Aldrich			2,650	142,729
United States Steel			1,950	360,321
				2,414,854
Telecommunication Services--1.3%				
AT & T			12,850	432,917
Millicom International Cellular			1,075	111,263
Rogers Communications, Cl. B			3,150	121,779
Verizon Communications			13,201	467,315
Windstream			16,975	209,472
				1,342,746
Utilities--1.8%				
Consolidated Edison			3,325	129,974
Constellation Energy Group			2,150	176,515
Edison International			7,600	390,488
Mirant			6,675 a,b	261,326
PG & E			10,200	404,838
Sempra Energy			10,000	564,500
				1,927,641
Total Common Stocks				
(cost $47,433,454)				**51,307,235**

	Coupon	Maturity	Principal	
Bonds and Notes--38.0%	Rate (%)	Date	Amount ($)	Value ($)
Aerospace & Defense--.1%				

Boeing,				
Sr. Unscd. Notes	5.13	2/15/13	55,000	56,152
United Technologies,				
Sr. Unscd. Notes	7.13	11/15/10	40,000	43,150
				99,302
Automobile Manufacturers--.0%				
Johnson Controls,				
Sr. Unscd. Notes	5.50	1/15/16	25,000	**24,020**
Banks--2.1%				
Bank of America,				
Sr. Unscd. Notes	4.88	1/15/13	115,000	112,073
Bank of America,				
Sr. Unscd. Notes	5.65	5/1/18	55,000	51,442
Bank of America,				
Sub. Notes	5.75	8/15/16	70,000	66,946
Bank of America,				
Sr. Unscd. Notes	5.75	12/1/17	85,000	79,966
Bank One,				
Sub. Notes	5.90	11/15/11	75,000	76,469
BB & T,				
Sub. Notes	4.75	10/1/12	85,000	81,904
Deutsche Bank Financial,				
Notes	5.38	3/2/15	45,000	43,737
First Union,				
Sub. Notes	7.80	8/18/10	95,000	100,166
HSBC Bank,				
Sub. Notes	6.95	3/15/11	160,000 b	165,368
KFW,				
Gov't Gtd. Notes	3.25	2/15/11	190,000	190,256
KFW,				
Gov't Gtd. Notes	3.25	3/15/13	85,000 b	83,034
KFW,				
Gov't Gtd. Notes	4.88	1/17/17	65,000	67,397
KFW,				
Gov't Gtd. Bonds	5.13	3/14/16	35,000	36,936
M&T Bank,				
Sr. Unscd. Bonds	5.38	5/24/12	55,000	53,202
Marshall & Ilsley,				
Sr. Unscd. Notes	5.63	8/17/09	105,000	104,404
Oesterreichische Kontrollbank,				
Gov't Gtd. Notes	4.50	3/9/15	40,000	40,623
PNC Funding,				
Bank Gtd. Notes	5.63	2/1/17	55,000	51,373
Rentenbank,				
Govt. Gtd. Bonds	5.13	2/1/17	55,000	57,609
Royal Bank of Scotland Group,				
Sub. Notes	6.38	2/1/11	100,000	102,551
Sanwa Bank,				
Sr. Sub. Notes	7.40	6/15/11	80,000	84,706
Suntrust Bank,				
Sub. Notes	6.38	4/1/11	40,000	40,763
U.S. Bank,				
Sub. Notes	6.38	8/1/11	110,000	114,974
Wachovia,				
Sub. Notes	5.63	10/15/16	25,000	22,768
Wachovia,				
Notes	5.75	2/1/18	55,000	50,217
Washington Mutual,				
Sub. Notes	8.25	4/1/10	110,000	97,387
Wells Fargo & Co.,				
Sub. Notes	6.38	8/1/11	25,000	26,047
Wells Fargo,				
Sub. Notes	5.13	9/15/16	30,000	28,567

Wells Fargo,				
Sr. Unscd. Notes	5.63	12/11/17	105,000	101,775
Zions Bancorporation,				
Sub. Notes	5.50	11/16/15	65,000	51,845
Zions Bancorporation,				
Sub. Notes	6.00	9/15/15	45,000	38,051
				2,222,556
Building & Construction--.1%				
CRH America,				
Gtd. Notes	5.30	10/15/13	50,000	46,587
CRH America,				
Gtd. Notes	6.00	9/30/16	65,000	60,377
				106,964
Chemicals--.2%				
Dow Chemical,				
Sr. Unscd. Notes	5.70	5/15/18	55,000	53,361
E.I. du Pont de Nemours & Co.,				
Sr. Unscd. Notes	4.75	11/15/12	55,000	55,396
Potash of Saskatchewan,				
Unscd. Notes	7.75	5/31/11	70,000	75,320
Rohm & Haas,				
Sr. Unscd. Notes	5.60	3/15/13	15,000	15,045
				199,122
Commercial & Professional Services--.1%				
Donnelley (R.R.) and Sons,				
Sr. Unscd. Notes	5.63	1/15/12	60,000	58,809
PHH,				
Sr. Unscd. Notes	7.13	3/1/13	35,000	31,363
				90,172
Consumer Products--.1%				
Kimberly-Clark,				
Sr. Unscd. Notes	6.13	8/1/17	40,000	41,606
Procter & Gamble,				
Sr. Unscd. Notes	4.95	8/15/14	35,000	36,194
				77,800
Diversified Financial Services--4.0%				
American Express,				
Sr. Unscd. Notes	5.50	9/12/16	55,000	52,330
American Express,				
Sr. Unscd. Notes	7.00	3/19/18	70,000	70,983
American General Finance,				
Sr. Unscd. Notes, Ser. I	5.40	12/1/15	40,000	33,996
American International Group,				
Sr. Unscd. Notes	5.85	1/16/18	90,000	84,467
Bear Stearns,				
Sr. Unscd. Notes	5.30	10/30/15	55,000	51,558
Bear Stearns,				
Sr. Unscd. Notes	7.25	2/1/18	30,000	31,361
Boeing Capital,				
Sr. Unscd. Notes	7.38	9/27/10	100,000	107,114
Capital One Financial,				
Sr. Unscd. Notes	5.70	9/15/11	40,000	38,073
Cit Group,				
Sr. Unscd. Notes	7.63	11/30/12	125,000	103,989
Citigroup,				
Sub. Notes	5.00	9/15/14	95,000	88,100
Citigroup,				
Sr. Unscd. Notes	5.50	4/11/13	230,000	224,707
Citigroup,				
Sr. Unscd. Notes	6.13	11/21/17	120,000	115,366
Credit Suisse First Boston USA,				
Gtd. Notes	4.13	1/15/10	165,000	164,477
Credit Suisse New York,				

Sub. Notes	6.00	2/15/18	55,000	53,055
Credit Suisse USA,				
Gtd. Notes	5.50	8/16/11	125,000	126,532
General Electric Capital,				
Sr. Unscd. Notes, Ser. A	4.75	9/15/14	55,000	54,044
General Electric Capital,				
Sr. Unscd. Notes	5.25	10/19/12	200,000	202,142
General Electric Capital,				
Sr. Unscd. Notes	5.38	10/20/16	30,000	29,570
General Electric Capital,				
Sr. Unscd. Notes	5.63	5/1/18	60,000	58,131
General Electric Capital,				
Sr. Unscd. Notes, Ser. A	6.00	6/15/12	70,000	72,400
General Electric Capital,				
Sub. Debs.	6.38	11/15/67	55,000 c	52,109
General Electric,				
Sr. Unscd. Notes	5.25	12/6/17	40,000	38,524
Goldman Sachs Group,				
Sr. Unscd. Notes	5.25	10/15/13	90,000	88,198
Goldman Sachs Group,				
Sr. Unscd. Notes	5.35	1/15/16	170,000	162,095
Goldman Sachs Group,				
Sub. Notes	5.63	1/15/17	75,000	69,606
Goldman Sachs Group,				
Sr. Unscd. Notes	6.25	9/1/17	70,000	69,319
Goldman Sachs Group,				
Sr. Unscd. Notes	6.60	1/15/12	55,000	56,600
Hartford Financial Services Group,				
Sr. Unscd. Notes	5.38	3/15/17	40,000	37,756
Household Finance,				
Sr. Unscd. Notes	6.38	11/27/12	55,000	56,451
Household Finance,				
Sr. Unscd. Notes	8.00	7/15/10	160,000	167,390
International Lease Finance,				
Sr. Unscd. Notes	5.88	5/1/13	120,000	107,170
Janus Capital Group,				
Sr. Unscd. Notes	6.25	6/15/12	40,000	39,073
John Deere Capital,				
Sr. Unscd. Notes	7.00	3/15/12	80,000	86,113
JPMorgan Chase & Co.,				
Sr. Unscd. Notes	5.38	10/1/12	125,000	125,494
JPMorgan Chase & Co.,				
Sr. Notes	6.00	1/15/18	35,000	34,156
JPMorgan Chase & Co.,				
Sub. Notes	6.13	6/27/17	85,000	83,790
JPMorgan Chase & Co.,				
Sr. Unscd. Notes	4.75	3/1/15	60,000 b	56,677
JPMorgan Chase & Co.,				
Sub. Notes	5.75	1/2/13	50,000	50,373
Lehman Brothers Holdings,				
Sr. Unscd. Notes, Ser. G	4.80	3/13/14	60,000	53,936
Lehman Brothers Holdings,				
Sr. Unscd. Notes	6.00	7/19/12	85,000	82,365
Lehman Brothers Holdings,				
Sub. Notes	6.50	7/19/17	50,000	46,333
Merrill Lynch & Co.,				
Sr. Unscd. Notes	4.79	8/4/10	165,000	160,496
Merrill Lynch & Co.,				
Sr. Unscd. Notes	5.45	7/15/14	45,000	42,247
Merrill Lynch & Co.,				
Sub. Notes	6.05	5/16/16	140,000	129,346
Morgan Stanley,				
Sr. Unscd. Notes	4.00	1/15/10	170,000	167,006

Morgan Stanley,				
Sr. Unscd. Notes	5.30	3/1/13	70,000	67,518
Morgan Stanley,				
Notes	5.55	4/27/17	100,000	89,590
Morgan Stanley,				
Sr. Unscd. Notes	6.60	4/1/12	100,000	101,756
Pemex Finance,				
Notes	9.03	2/15/11	99,000	105,698
SLM,				
Sr. Unscd. Notes, Ser. A	5.00	10/1/13	50,000	43,281
Travelers Cos.,				
Jr. Sub. Bonds	6.25	3/15/37	50,000 c	43,026
				4,275,887
Diversified Metals & Mining--.2%				
Alcan,				
Sr. Unscd. Notes	5.00	6/1/15	40,000	38,372
Alcoa,				
Sr. Unscd. Notes	5.38	1/15/13	100,000	98,383
Freeport-McMoran C&G,				
Sr. Unscd. Notes	8.38	4/1/17	85,000	89,814
				226,569
Electric Utilities--.9%				
Appalachian Power,				
Sr. Unscd. Notes, Ser. O	5.65	8/15/12	25,000	25,034
Cleveland Electric Illumination,				
Sr. Unscd. Notes	5.70	4/1/17	50,000	47,636
Commonwealth Edison,				
First Mortgage Bonds	5.80	3/15/18	25,000	24,449
Consolidated Edison of NY,				
Sr. Unscd. Debs., Ser. 02-B	4.88	2/1/13	55,000	54,408
Consolidated Edison of NY,				
Sr. Unscd. Debs., Ser. 06-D	5.30	12/1/16	20,000	19,531
Exelon,				
Sr. Unscd. Notes	4.90	6/15/15	45,000	41,465
FPL Group Capital,				
Gtd. Debs.	5.63	9/1/11	110,000	113,337
MidAmerican Energy,				
Sr. Unscd. Notes	5.30	3/15/18	30,000	29,215
National Grid,				
Sr. Unscd. Notes	6.30	8/1/16	50,000	50,144
NiSource Finance,				
Gtd. Notes	5.25	9/15/17	35,000	31,095
NiSource Finance,				
Gtd. Notes	7.88	11/15/10	100,000	103,757
Ohio Edison,				
Sr. Unscd. Notes	6.40	7/15/16	55,000	54,954
PPL Electric Utilities,				
Sr. Scd. Bonds	6.25	8/15/09	100,000	102,213
Public Service of Colorado,				
First Mortgage Bonds, Ser. 12	4.88	3/1/13	50,000	50,233
Southern,				
Sr. Unscd. Notes, Ser. A	5.30	1/15/12	25,000	25,474
Southwestern Electric Power,				
Sr. Unscd. Notes, Ser. E	5.55	1/15/17	25,000	23,693
Virginia Electric & Power,				
Sr. Unscd. Notes, Ser. A	5.40	1/15/16	30,000	29,359
Virginia Electric & Power,				
Sr. Unscd. Notes	5.40	4/30/18	55,000	53,193
Wisconsin Energy,				
Sr. Unsub. Notes	6.50	4/1/11	50,000	52,208
				931,398
Environmental Control--.1%				
Republic Services,				

Sr. Unscd. Notes	6.75	8/15/11	80,000	**83,515**
Food & Beverages--.6%				
Anheuser-Busch Cos.,				
Sr. Unscd. Bonds	5.00	1/15/15	55,000	51,883
Coca-Cola Enterprises,				
Sr. Unscd. Debs.	8.50	2/1/12	35,000	39,288
ConAgra Foods,				
Sr. Unscd. Notes	6.75	9/15/11	145,000	151,095
Delhaize Group,				
Sr. Unsub. Notes	6.50	6/15/17	30,000	30,312
Diageo Capital,				
Gtd. Notes	5.75	10/23/17	80,000	79,100
General Mills,				
Sr. Unscd. Notes	6.00	2/15/12	200,000	205,820
Kraft Foods,				
Sr. Unscd. Notes	5.25	10/1/13	50,000	48,706
Kraft Foods,				
Sr. Unscd. Notes	6.00	2/11/13	10,000	10,113
Safeway,				
Sr. Unscd. Notes	6.35	8/15/17	55,000	56,702
				673,019
Foreign/Governmental--1.7%				
African Development Bank,				
Sub. Notes	6.88	10/15/15	45,000	50,551
Asian Development Bank,				
Unsub. Notes	5.50	6/27/16	70,000	75,267
Eksportfinans A/S,				
Unscd. Notes	5.50	5/25/16	60,000	62,919
European Investment Bank,				
Sr. Unscd. Notes	3.25	2/15/11	85,000 b	85,030
European Investment Bank,				
Sr. Unscd. Notes	4.00	3/3/10	135,000	137,450
European Investment Bank,				
Sr. Unscd. Bonds	5.13	9/13/16	80,000	84,213
European Investment Bank,				
Sr. Unscd. Bonds	5.13	5/30/17	75,000	78,839
European Investment Bank,				
Sr. Unscd. Notes	5.25	6/15/11	105,000	110,630
Inter-American Development Bank,				
Sr. Unsub. Notes	4.75	10/19/12	115,000	118,609
Inter-American Development Bank,				
Sr. Unscd. Notes	5.13	9/13/16	55,000	57,804
International Bank for				
Reconstruction & Development,				
Notes	5.00	4/1/16	35,000	36,433
Province of Manitoba Canada,				
Debs., Ser. FH	4.90	12/6/16	45,000	46,144
Province of Ontario Canada,				
Unscd. Bonds	4.95	6/1/12	115,000	118,911
Quebec Province,				
Unscd. Debs.	4.88	5/5/14	45,000 b	45,992
Quebec Province,				
Bonds	5.13	11/14/16	30,000	30,844
Republic of Chile,				
Unsub. Bonds	5.50	1/15/13	125,000	129,700
Republic of Italy,				
Sr. Unscd. Notes	4.38	6/15/13	85,000	86,375
Republic of Italy,				
Sr. Unscd. Notes	4.50	1/21/15	85,000	85,617
Republic of Italy,				
Sr. Unscd. Notes, Ser. DTC	5.63	6/15/12	30,000	31,898
Republic of Poland,				
Sr. Unscd. Bonds	5.00	10/19/15	40,000	40,028

Tennessee Valley Authority, 　Notes	5.50	7/18/17	60,000	63,352
United Mexican States, 　Sr. Unscd. Notes	5.63	1/15/17	20,000 b	20,260
United Mexican States, 　Unscd. Notes, Ser. A	5.88	1/15/14	105,000	109,463
United Mexican States, 　Sr. Unscd. Notes	6.63	3/3/15	65,000	69,875
				1,776,204
Health Care--.6%				
Abbott Laboratories, 　Sr. Unscd. Notes	5.88	5/15/16	35,000	36,066
Amgen, 　Sr. Unscd. Notes	5.85	6/1/17	85,000	83,866
Astrazeneca, 　Sr. Unscd. Notes	5.40	9/15/12	100,000	102,361
Baxter International, 　Sr. Unscd. Notes	5.90	9/1/16	50,000	51,280
Cardinal Health, 　Sr. Unscd. Bonds	4.00	6/15/15	60,000	54,317
Coventry Health Care, 　Sr. Unscd. Notes	5.95	3/15/17	30,000	26,134
Eli Lilly, 　Sr. Unscd. Notes	5.20	3/15/17	50,000	50,009
GlaxoSmithKline Capital, 　Gtd. Notes	5.65	5/15/18	45,000	44,912
Medco Health Solutions I, 　Sr. Unscd. Notes	7.13	3/15/18	50,000	52,016
Unitedhealth Group, 　Sr. Unscd. Notes	4.88	4/1/13	70,000	67,328
Wellpoint, 　Sr. Unscd. Notes	5.88	6/15/17	30,000	29,047
Wyeth, 　Sr. Unscd. Notes	5.50	2/1/14	25,000	25,232
				622,568
Hotels & Motels--.0%				
Marriot International, 　Sr. Unscd. Notes	6.38	6/15/17	50,000	**47,610**
Manufacturing--.1%				
General Electric, 　Sr. Unscd. Notes	5.00	2/1/13	80,000	80,658
Honeywell International, 　Sr. Unscd. Notes	5.30	3/1/18	75,000	74,019
				154,677
Media--.4%				
Comcast Cable Communications, 　Gtd. Notes	6.75	1/30/11	80,000	82,927
Comcast, 　Gtd. Notes	5.50	3/15/11	65,000	65,089
Comcast, 　Gtd. Notes	5.88	2/15/18	60,000	57,829
Cox Communications, 　Sr. Unscd. Notes	5.45	12/15/14	45,000	43,301
Time Warner Cable, 　Gtd. Notes	5.85	5/1/17	50,000	47,570
Time Warner, 　Gtd. Notes	6.75	4/15/11	50,000	51,146
Walt Disney, 　Sr. Unscd. Notes, Ser. C	4.70	12/1/12	75,000	75,547
				423,409
Oil & Gas--.7%				
Anadarko Finance, 　Gtd. Notes, Ser. B	6.75	5/1/11	70,000	72,809

Apache Finance Canada,				
Gtd. Bonds	4.38	5/15/15	50,000	47,691
Canadian National Resources,				
Notes	5.90	2/1/18	70,000	69,678
ConocoPhillips,				
Sr. Unscd. Notes	8.75	5/25/10	75,000	81,655
El Paso Natural Gas,				
Sr. Unscd. Notes	5.95	4/15/17	35,000	33,948
Enterprise Products Operating,				
Gtd. Bonds	6.30	9/15/17	90,000	89,525
Kinder Morgan Energy Partners,				
Sr. Unscd. Notes	7.13	3/15/12	85,000	88,804
PC Financial Partnership,				
Gtd. Notes	5.00	11/15/14	115,000	108,672
Petrobras International Finance,				
Gtd. Notes	5.88	3/1/18	65,000	62,851
Sempra Energy,				
Sr. Unscd. Notes	7.95	3/1/10	25,000	26,365
Valero Energy,				
Sr. Unscd. Notes	6.13	6/15/17	50,000	48,371
XTO Energy,				
Sr. Unscd. Notes	5.65	4/1/16	35,000	34,750
				765,119
Paper & Forest Products--.1%				
International Paper,				
Sr. Unscd. Notes	6.75	9/1/11	100,000	**100,457**
Pipelines--.1%				
PanHandle East Pipe Line,				
Sr. Unscd. Notes	7.00	6/15/18	70,000	**69,981**
Property & Casualty Insurance--.4%				
Ace INA Holdings,				
Gtd. Notes	5.80	3/15/18	30,000	28,882
Allstate,				
Sr. Unscd. Notes	7.20	12/1/09	65,000	67,680
Berkshire Hathaway Finance,				
Gtd. Notes	4.85	1/15/15	60,000	59,180
MetLife,				
Sr. Unscd. Notes	5.00	6/15/15	55,000	53,511
MetLife,				
Sr. Unscd. Notes	6.13	12/1/11	35,000	36,471
Prudential Financial,				
Sr. Unscd. Notes	5.10	12/14/11	40,000	39,795
Safeco,				
Sr. Unscd. Notes	4.88	2/1/10	90,000	89,389
St. Paul Travelers Cos.,				
Sr. Unscd. Notes	5.50	12/1/15	40,000	39,541
Willis North America,				
Gtd. Notes	6.20	3/28/17	15,000	13,276
				427,725
Real Estate Investment Trusts--.4%				
Avalonbay Communities,				
Sr. Unscd. Notes	6.63	9/15/11	25,000	25,609
Boston Properties,				
Sr. Unscd. Notes	5.00	6/1/15	85,000	78,084
ERP Operating,				
Sr. Unscd. Notes	5.13	3/15/16	60,000	54,189
HCP,				
Sr. Unscd. Notes	6.00	1/30/17	30,000	25,859
Healthcare Realty Trust,				
Sr. Unscd. Notes	8.13	5/1/11	50,000	51,501
iStar Financial,				
Sr. Unscd. Notes, Ser. 1	5.88	3/15/16	35,000	27,614
Liberty Property,				

Sr. Unscd. Notes	5.50	12/15/16	20,000	17,737
Mack-Cali Realty,				
Sr. Unscd. Notes	7.75	2/15/11	50,000	51,866
Regency Centers,				
Gtd. Notes	5.88	6/15/17	25,000	23,178
Simon Property,				
Sr. Unscd. Notes	5.63	8/15/14	85,000	82,296
				437,933
Retail--.6%				
Costco Wholesale,				
Sr. Unscd. Notes	5.50	3/15/17	20,000	20,337
CVS Caremark,				
Sr. Unscd. Notes	4.88	9/15/14	30,000	29,158
CVS Caremark,				
Sr. Unscd. Notes	5.75	8/15/11	25,000	25,633
Home Depot,				
Sr. Unscd. Notes	5.40	3/1/16	50,000	45,983
Kohl's,				
Sr. Unscd. Notes	6.30	3/1/11	20,000	20,262
Lowe's Companies,				
Sr. Unscd. Notes	5.60	9/15/12	15,000	15,473
Lowe's Companies,				
Sr. Unscd. Notes	6.10	9/15/17	45,000	45,796
Macy's Retail Holdings,				
Gtd. Notes	6.63	4/1/11	55,000	54,297
Macys Retail Holdings,				
Gtd. Notes	5.35	3/15/12	20,000	18,599
Macys Retail Holdings,				
Gtd. Notes	5.90	12/1/16	10,000	8,701
Wal-Mart Stores,				
Sr. Unscd. Notes	5.80	2/15/18	95,000	98,544
Wal-Mart Stores,				
Sr. Unscd. Notes	6.88	8/10/09	130,000	134,815
Xerox,				
Sr. Unscd. Notes	5.50	5/15/12	115,000	113,768
				631,366
Technology--.4%				
Hewlett-Packard,				
Sr. Unscd. Notes	6.50	7/1/12	50,000	53,290
International Business Machines,				
Sr. Unscd. Notes	4.25	9/15/09	105,000	105,987
Intuit,				
Sr. Unscd. Notes	5.75	3/15/17	35,000	32,929
Oracle,				
Sr. Unscd. Notes	4.95	4/15/13	180,000	181,932
				374,138
Telecommunications--1.2%				
America Movil,				
Gtd. Notes	5.50	3/1/14	80,000	79,067
AT & T Wireless,				
Sr. Unscd. Notes	7.88	3/1/11	35,000	37,285
AT & T,				
Gtd. Notes	7.30	11/15/11	100,000 c	106,588
Cisco Systems,				
Sr. Unscd. Notes	5.50	2/22/16	60,000	60,628
Embarq,				
Sr. Unscd. Notes	6.74	6/1/13	70,000	67,611
KPN,				
Sr. Unsub. Notes	8.00	10/1/10	15,000	15,879
Motorola,				
Sr. Unscd. Notes	7.63	11/15/10	87,000	88,733
Qwest,				
Sr. Unscd. Notes	7.50	10/1/14	51,000	49,343

SBC Communications, Sr. Unscd. Notes	4.13	9/15/09	140,000	140,204
SBC Communications, Sr. Unscd. Notes	5.10	9/15/14	75,000	73,617
Telecom Italia Capital, Gtd. Notes	5.25	11/15/13	25,000	23,643
Telefonica Emisiones, Gtd. Notes	5.98	6/20/11	100,000	101,547
Telefonica Emisones, Gtd. Notes	6.42	6/20/16	40,000	40,666
Time Warner, Gtd. Notes	5.88	11/15/16	100,000	94,448
Verizon Communications, Sr. Unscd. Notes	5.25	4/15/13	110,000	109,481
Verizon Communications, Sr. Unscd. Notes	5.50	4/1/17	25,000	24,069
Verizon Global Funding, Sr. Unscd. Notes	7.25	12/1/10	85,000	90,290
Vodafone Group, Sr. Unscd. Notes	5.38	1/30/15	40,000	38,967
Vodafone Group, Sr. Unscd. Notes	5.63	2/27/17	25,000	24,123
				1,266,189
Transportation--.2%				
CSX, Sr. Unscd. Notes	5.50	8/1/13	50,000	49,025
Norfolk Southern, Sr. Unscd. Notes	6.75	2/15/11	50,000	52,440
Norfolk Southern, Sr. Unscd. Notes	8.63	5/15/10	100,000	107,184
Union Pacific, Sr. Unscd. Notes	6.50	4/15/12	25,000	26,156
				234,805
U.S. Government Agencies--7.0%				
Federal Farm Credit Banks, Bonds	5.13	8/25/16	55,000	56,849
Federal Farm Credit Banks, Bonds	4.88	1/17/17	50,000	50,827
Federal Home Loan Banks, Bonds	3.75	1/8/10	425,000	429,896
Federal Home Loan Banks, Bonds	4.63	10/10/12	225,000	230,672
Federal Home Loan Banks, Bonds	5.00	11/17/17	65,000	66,396
Federal Home Loan Banks, Bonds, Ser. 363	4.50	11/15/12	80,000	81,593
Federal Home Loan Banks, Bonds, Ser. 432	4.50	9/16/13	260,000	263,881
Federal Home Loan Banks, Bonds, Ser. 616	4.63	2/18/11	160,000	165,809
Federal Home Loan Banks, Bonds	4.75	12/16/16	60,000	60,445
Federal Home Loan Banks, Bonds	4.88	5/14/10	195,000	201,036
Federal Home Loan Banks, Bonds	4.88	11/18/11	120,000	124,119
Federal Home Loan Banks, Bonds	5.00	9/18/09	115,000	117,869
Federal Home Loan Banks, Bonds, Ser. VB15	5.00	12/21/15	80,000	82,511
Federal Home Loan Banks, Bonds, Ser. 467	5.25	6/18/14	60,000	63,034
Federal Home Loan Banks,				

Bonds, Ser. 656	5.38	5/18/16	40,000	42,153
Federal Home Loan Banks,				
Bonds, Ser. 312	5.75	5/15/12	80,000	85,275
Federal Home Loan Mortgage Corp.,				
Notes	4.13	7/12/10	195,000	198,529
Federal Home Loan Mortgage Corp.,				
Notes	4.50	7/15/13	90,000	91,492
Federal Home Loan Mortgage Corp.,				
Notes	4.50	1/15/14	210,000	212,796
Federal Home Loan Mortgage Corp.,				
Notes	5.13	7/15/12	170,000	177,810
Federal Home Loan Mortgage Corp.,				
Notes	5.13	10/18/16	100,000	103,003
Federal Home Loan Mortgage Corp.,				
Notes	5.25	5/21/09	280,000	285,860
Federal Home Loan Mortgage Corp.,				
Notes	5.25	7/18/11	510,000	534,214
Federal Home Loan Mortgage Corp.,				
Notes	5.25	4/18/16	145,000	151,116
Federal Home Loan Mortgage Corp.,				
Notes	5.50	7/18/16	100,000	105,389
Federal Home Loan Mortgage Corp.,				
Notes	5.63	3/15/11	100,000	105,442
Federal Home Loan Mortgage Corp.,				
Notes	5.75	1/15/12	50,000	53,114
Federal Home Loan Mortgage Corp.,				
Sub. Notes	5.88	3/21/11	65,000	68,481
Federal Home Loan Mortgage Corp.,				
Notes	6.63	9/15/09	20,000	20,875
Federal Home Loan Mortgage Corp.,				
Notes	6.88	9/15/10	140,000	150,539
Federal Home Loan Mortgage Corp.,				
Notes	7.00	3/15/10	530,000	564,614
Federal Home Loan Mortgage,				
Notes	4.88	6/13/18	100,000	101,196
Federal National Mortgage				
Association, Notes	3.88	7/12/13	120,000	118,519
Federal National Mortgage				
Association, Notes	4.38	9/15/12	195,000	198,373
Federal National Mortgage				
Association, Bonds	4.38	3/15/13	60,000	60,703
Federal National Mortgage				
Association, Notes	4.38	10/15/15	20,000	19,871
Federal National Mortgage				
Association, Notes	4.63	10/15/13	135,000	137,778
Federal National Mortgage				
Association, Notes	5.00	2/13/17	55,000	56,121
Federal National Mortgage				
Association, Notes	5.00	5/11/17	80,000	81,571
Federal National Mortgage				
Association, Sub. Notes	5.13	1/2/14	60,000	59,940
Federal National Mortgage				
Association, Notes	5.25	9/15/16	215,000	223,407
Federal National Mortgage				
Association, Notes	5.38	6/12/17	70,000	73,305
Federal National Mortgage				
Association, Notes	6.00	5/15/11	90,000	95,900
Federal National Mortgage				
Association, Notes	6.13	3/15/12	130,000	139,863
Federal National Mortgage				
Association, Notes	6.63	9/15/09	215,000	224,397
Federal National Mortgage				
Association, Notes	6.63	11/15/10	290,000	311,621

Federal National Mortgage Association, Notes	7.13	6/15/10	380,000	408,244
Federal National Mortgage Association, Notes	7.25	1/15/10	205,000	218,109
				7,474,557
U.S. Government Securities--15.6%				
U.S. Treasury Bonds	7.25	5/15/16	105,000 b	129,043
U.S. Treasury Bonds	7.50	11/15/16	135,000 b	168,676
U.S. Treasury Bonds	8.75	5/15/17	95,000 b	128,020
U.S. Treasury Bonds	11.25	2/15/15	65,000 b	94,082
U.S. Treasury Notes	2.13	4/30/10	1,900,000 b	1,886,789
U.S. Treasury Notes	2.50	3/31/13	445,000 b	429,460
U.S. Treasury Notes	3.13	4/30/13	440,000 b	436,460
U.S. Treasury Notes	3.50	11/15/09	135,000	137,152
U.S. Treasury Notes	3.50	2/15/18	150,000 b	144,434
U.S. Treasury Notes	3.63	5/15/13	195,000 b	197,910
U.S. Treasury Notes	3.88	5/15/10	340,000 b	348,447
U.S. Treasury Notes	3.88	10/31/12	525,000	538,536
U.S. Treasury Notes	3.88	2/15/13	190,000 b	194,809
U.S. Treasury Notes	4.00	6/15/09	990,000	1,005,392
U.S. Treasury Notes	4.00	11/15/12	235,000 b	242,968
U.S. Treasury Notes	4.00	2/15/15	200,000 b	205,641
U.S. Treasury Notes	4.13	5/15/15	180,000 b	186,061
U.S. Treasury Notes	4.25	9/30/12	530,000	551,987
U.S. Treasury Notes	4.25	8/15/13	220,000	229,591
U.S. Treasury Notes	4.25	11/15/13	240,000 b	250,538
U.S. Treasury Notes	4.25	8/15/14	190,000 b	198,565
U.S. Treasury Notes	4.25	11/15/14	165,000 b	172,322
U.S. Treasury Notes	4.25	8/15/15	400,000 b	415,719
U.S. Treasury Notes	4.25	11/15/17	120,000 b	122,616
U.S. Treasury Notes	4.38	8/15/12	220,000 b	230,536
U.S. Treasury Notes	4.50	11/15/10	275,000 b	286,365
U.S. Treasury Notes	4.50	11/30/11	155,000	162,205
U.S. Treasury Notes	4.50	11/15/15	600,000 b	632,063
U.S. Treasury Notes	4.50	2/15/16	120,000 b	126,272
U.S. Treasury Notes	4.50	5/15/17	85,000 b	88,559
U.S. Treasury Notes	4.63	7/31/09	625,000	639,942
U.S. Treasury Notes	4.63	8/31/11	260,000	272,675
U.S. Treasury Notes	4.63	10/31/11	150,000 b	157,488
U.S. Treasury Notes	4.63	11/15/16	185,000	195,190
U.S. Treasury Notes	4.63	2/15/17	160,000 b	168,500
U.S. Treasury Notes	4.75	8/15/17	585,000 b	619,917
U.S. Treasury Notes	4.88	8/15/09	1,735,000 b	1,781,901
U.S. Treasury Notes	4.88	4/30/11	1,169,000	1,232,657
U.S. Treasury Notes	4.88	7/31/11	180,000 b	190,223
U.S. Treasury Notes	4.88	2/15/12	240,000 b	254,550
U.S. Treasury Notes	4.88	8/15/16	160,000 b	171,588
U.S. Treasury Notes	5.00	2/15/11	290,000	306,335
U.S. Treasury Notes	5.00	8/15/11	270,000 b	286,770
U.S. Treasury Notes	5.13	5/15/16	145,000 b	158,141
U.S. Treasury Notes	6.00	8/15/09	135,000 b	140,284
				16,517,379
Total Bonds and Notes (cost $40,574,363)				**40,334,441**

Short-Term Investments--.9%	Principal Amount ($)	Value ($)
U.S. Treasury Bills; 1.81%, 8/21/08 (cost $997,436)	1,000,000 d	**997,563**

Other Investment--13.2%	Shares	Value ($)
Registered Investment Company;		

Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $14,026,000)	14,026,000 [e]	**14,026,000**

Investment of Cash Collateral for Securities Loaned--12.7%

Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Fund		
(cost $13,449,902)	13,449,902 [e]	**13,449,902**
Total Investments (cost $116,481,155)	**113.1%**	**120,115,141**
Liabilities, Less Cash and Receivables	**(13.1%)**	**(13,924,125)**
Net Assets	**100.0%**	**106,191,016**

ADR - American Depository Receipts

a Non-income producing security.

b All or a portion of these securities are on loan. At June 30, 2008, the total market value of the portfolio's securities on loan is $13,114,716 and the total market value of the collateral held by the portfolio is $13,449,902.

c Variable rate security--interest rate subject to periodic change.

d All or partially held by a broker as collateral for open financial futures positions.

e Investment in affiliated money market mutual fund.

At June 30, 2008, the aggregate cost of investment securities for income tax purposes was $116,481,155.
Net unrealized appreciation on investments was $3,633,986 of which $7,909,464 related to appreciated investment securities and $4,275,478 related to depreciated investment securities.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF FINANCIAL FUTURES
June 30, 2008 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation/ (Depreciation) at 6/30/2008 ($)
Financial Futures Long				
CAC 40	3	211,418	September 2008	(11,012)
DJ Euro Stoxx 50	29	1,543,282	September 2008	(82,214)
FTSE 100	10	1,124,988	September 2008	(35,456)
Hang Seng	1	141,845	July 2008	(3,566)
Russell 2000	22	7,608,700	September 2008	(329,010)
SPI ASX 200 Index	3	373,371	September 2008	(13,023)
Topix	6	745,020	September 2008	(46,530)
				(520,811)